AMERICAN RESIDENTIAL PROPERTIES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands)

	Year ended December 31,		Period from March 30, (inception) to December 31,
	2014	2013	2012
Earnings:
Loss from continuing operations before equity in net income of unconsolidated ventures	$(37,475)	$(25,411)	$(6,321)
Fixed charges	24,124	5,285	27
Less capitalized interest	(1,193)	—	—
Total Earnings available for fixed charges	$(14,544)	$(20,126)	$(6,294)

Fixed Charges:
Interest expense	$16,491	$3,385	$—
Capitalized interest	1,193	—	—
Amortization of debt issuance costs	6,173	1,728	—
Portion of rental expense which represents interest factor	267	172	27
Total Fixed Charges	$24,124	$5,285	$27
Ratio of earnings to fixed charges	*	*	*
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*
Earnings for the years ended December 31, 2014 and 2013 and for the period March 30, 2012 (inception) through December 31, 2012 were insufficient to cover fixed charges by $37,475, $25,411 and $6,321, respectively.